EXHIBIT 18.1

February 9, 2015

The Ensign Group, Inc.
27101 Puerta Real
Mission Viejo, CA 92691

Dear Sirs/Madams:

We have audited the consolidated financial statements of The Ensign Group, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 9, 2015. Note 12 to such financial statements contains a description of your change during the year ended December 31, 2014, to the Company’s annual testing date for goodwill impairment from December 31st to October 1st. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,